January 11, 2024

VIA EMAIL

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Ameen Hamady

Mr. Larry Spirgel

Ms. Pearlyne Paulemon

Ms. Pam Long

Re:	Metal Sky Star Acquisition Corporation

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 30, 2023

File No. 001-41344

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated December 18, 2023 to Ms. Wenxi He, Chief Financial Officer of Metal Sky Star Acquisition Corporation, a Cayman exempt liability company (the “Company”), regarding comments on the Company’s Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”). On behalf of our client, and as requested by the Staff, we are responding with reference to the Staff’s letter on its disclosure in the 2022 Form 10-K.

As discussed by telephone with Mr. Ameen Hamady of the Staff, the Company hereby proposes to respond to the Staff’s comments set forth in the comment letter by including responsive disclosure in the Company’s Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”), rather than by amending its 2022 Form 10-K.

We respectfully request that Staff confirm that this approach to addressing the Staff’s concerns as set forth in its comment letter is acceptable. Should the Staff agree, the Company will include responsive disclosure to the comments raised by Staff to the 2022 Form 10-K in the Company’s 2023 Form 10-K, as well as any additional comments the Staff may have regarding the information contained in the 2022 Form 10-K.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

January 11, 2024

Please contact the undersigned by email at rbrighton@beckerlawyers.com, or Bill Huo, Esq at bhuo@beckerlawyers.com if the Staff has any questions. You may also contact the undersigned by phone at (954) 985-4178.

Very truly yours,

By:	/s/ Robert C. Brighton, Jr.
Name:	Robert C. Brighton, Jr.

Cc:	Ms. Wenxi He
Chief Financial Officer
Metal Sky Star Acquisition Corporation